SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.

(incorporated in Bermuda with limited liability)

16 July 2002

BY EXPRESS MAIL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02042915

02 JUL 29 AM 10:03

SUPPL

Dear Sirs

Roly International Holdings Ltd.
- Notice Of Changes In Substantial Shareholder's Interests

Please be advised that the attached announcement regarding the above matter was submitted to the Singapore Exchange Securities Trading Limited on 15 July 2002.

Should you have any queries regarding the above matters, please do not hesitate to contact the undersigned at Tel: (852) 2941 8888 or Fax: (852) 2739 8010.

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

Brenda Cheung
Company Secretary

PROCESSED
AUG 08 2002
P THOMSON FINANCIAL

Encl.

dlw 7/30

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Arisaig Partners (BVI) Ltd Arisaig Asian Small Companies Fund
Date of notice to company:	15/07/2002
Date of change of interest:	12/07/2002
Name of registered holder:	Raffles Nominees (Pte) Ltd
Circumstance(s) giving rise to the interest:	Open market purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	1,000,000
% of issued share capital:	0.26
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.35
No. of shares held before the transaction:	21,017,000
% of issued share capital:	5.3
No. of shares held after the transaction:	22,017,000
% of issued share capital:	5.56

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	21,017,000
% of issued share capital:	0	5.3
No. of shares held after the transaction:	0	22,017,000
% of issued share capital:	0	5.56
Total shares:	0	22,017,000

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 15/07/2002 to the SGX